Exhibit 21.1
Subsidiaries of GoHealth, Inc.

Legal Name	Jurisdiction of Incorporation or Organization
GoHealth Holdings, LLC	Delaware, USA
Blizzard Midco, LLC	Delaware, USA
Norvax, LLC	Delaware, USA
GoHealth, LLC	Delaware, USA
Creatix, Inc.	Illinois, USA
Connected Benefits, LLC	Delaware, USA
GoHealth, s.r.o.	Slovakia